LiveDeal, Inc.

2490 East Sunset Road, Suite 100

Las Vegas, Nevada 89120

May 16, 2012

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	LiveDeal, Inc.
Preliminary Information Statement on Schedule 14C Filed May 3, 2012 File No. 001-33937

Dear Ms. Mills-Apenteng:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated May 11, 2012 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

General

1.	A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 68.8% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Response

The stockholders that provided the written consent referenced in the filing were Kingston Diversified Holdings LLC, John Kocmur, Isaac Capital Group LLC, Lausanne LLC and Augustus Gardini LLC (collectively, the “Consenting Stockholders”). All of the Consenting Stockholders are listed in the beneficial ownership table set forth in the filing, which also identifies the number of shares and percentage ownership held by each Consenting Stockholder. In addition, Jon Isaac (Managing Member of Isaac Capital Group LLC), Tony Isaac (designee of Kingston Diversified Holdings LLC) and John Kocmur are all directors of the Company, and Jon Isaac is the Company’s President and Chief Executive Officer. The Company’s board of directors, including the disinterested directors, unanimously approved the transaction described in the Information Statement. The Company did not solicit proxies or consents from any stockholders other than the Consenting Stockholders.

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
May 16, 2012

Effects of the Transaction, page 9

2.	Using your stock price as of the most recent practicable date, please revise your disclosure to quantify the number of voting securities that are issuable to Isaac Capital Group LLC and its prospective beneficial ownership percentage if all Convertible Notes are issued, all Convertible Notes are converted, and all warrants are exercised.

Response

We have amended the filing to include this disclosure using an assumed conversion price based on the $4.12 per share closing price of the Company’s common stock on the closing date of the transaction described in the filing. Please refer to numbered page 9 in the amended filing, which now includes the following disclosure under the heading “Effects of the Transaction”:

“Assuming for illustrative purposes only that (i) all $2,000,000 in aggregate principal amount of Convertible Notes are actually issued pursuant to the Purchase Agreement, (ii) all such Convertible Notes (without taking into account any accrued interest) are converted into Conversion Shares at a Conversion Price based on the $4.12 per share closing price of the Company’s common stock on the Closing Date, and (iii) all warrants issued to ICG in connection with such conversions are exercised, approximately 1,619,433 shares of common stock (or 39.0%) would be issued to ICG as a result of such transactions in exchange for aggregate cash proceeds of $4,400,000 (less any interest paid under the terms of the Convertible Notes). After giving effect to such issuances, ICG would hold a total of 2,022,658 shares (or 48.7%) of the Company’s issued and outstanding common stock, representing a total investment of $4,900,000 including the $500,000 in cash that ICG paid for the 403,225 shares of common stock that it purchased in December 2011.”

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
May 16, 2012

Security Ownership of Certain Beneficial Owners and Management, page 10

3.	Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Isaac Capital Group LLC, Kingston Diversified Holdings LLC, Lausanne LLC, and Augustus Gardini LLC.

Response

We have revised the beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Isaac Capital Group LLC, Kingston Diversified Holdings LLC, Lausanne LLC, and Augustus Gardini LLC. Please refer to numbered page 10 in the amended filing.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact Dan Mahoney of Snell & Wilmer L.L.P. (602-382-6206) or Jeff Scudder of Snell & Wilmer L.L.P. (602-382-6556).

Sincerely, /s/ Jon Isaac Jon Isaac President and Chief Executive Officer LiveDeal, Inc.